

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

March 6, 2018

Sharon Birkett
Chief Financial Officer
Multi-Color Corporation
4053 Clough Woods Drive
Batavia, Ohio 45103

   Re: **Multi-Color Corporation**
     Form 10-K for Fiscal Year Ended March 31, 2017
     Filed May 30, 2017
     File No. 000-16148

Dear Ms. Birkett:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Melissa Raminpour

       Melissa Raminpour
       Branch Chief
       Office of Transportation and Leisure